
BOUNDARY BETWEEN
SECONDARY AND MAIN FLOWS
14
17
16
19
10
15
IDEALIZED SECONDARY FLOW PATTERNS
TO FIT WITHIN WITCH OF AGNESI CIRCLE
12

FIG. 1